UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 2)

Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander C. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
546,000

	8	SHARED VOTING POWER
0(1)

	9	SOLE DISPOSITIVE POWER
546,000

	10	SHARED DISPOSITIVE POWER
0(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
549,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)            This amount does not include 3,000 shares of common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation (the "Company"), owned by Mr. Kinzler's children.  Mr. Kinzler's children have sole power to vote and to dispose of all of such shares, and Mr. Kinzler expressly disclaims beneficial ownership of all of his children's shares.

(2)           Includes 3,000 shares of Common Stock owned by Mr. Kinzler's children, of which Mr. Kinzler disclaims beneficial ownership.  Also includes currently exercisable options to acquire 225,000 shares of Common Stock.

(3)           Based on 8,277,160 shares of Common Stock of the Company outstanding as of February 8, 2018, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, plus Mr. Kinzler's currently exercisable options to acquire 225,000 shares of Common Stock.

Explanatory Note
 This filing constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 2, 2017, to furnish the additional information set forth herein.  Mr. Kinzler owns shares of Common Stock, and is filing this statement with the Securities and Exchange Commission on Schedule 13D/A pursuant to Section 13(d) of the Act.

Item 2.  Identity and Background.
(a)  The name of the reporting person is Alexander C. Kinzler.

(b)  Mr. Kinzler's business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

(c)  Mr. Kinzler is President and CEO of the Company.

(d)  Mr. Kinzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Mr. Kinzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.
On June 2, 2017, shares of Common Stock held by the Estate of R. David Sudarsky (the "Estate") were transferred to beneficiaries of R. David Sudarsky, with 182,897 of those shares of Common Stock being transferred to the R. David Sudarsky Testamentary Charitable Trust (the "Trust"), in accordance with the terms of the will of R. David Sudarsky. As a result of being named as co-trustee of the Trust, Mr. Kinzler acquired beneficial ownership of an additional 182,897 shares of Common Stock held by the Trust. Mr. Kinzler was co-trustee of the Trust, and accordingly, indirect beneficial ownership may have been attributable to Mr. Kinzler with respect to the 182,897 shares of Common Stock held by the Trust. On March 26, 2018, Mr. Kinzler resigned as a trustee of the Trust and no longer has beneficial ownership of the shares of Common Stock held by the Trust. Accordingly, Mr. Kinzler is filing this statement with the Securities and Exchange Commission on Schedule 13D/A pursuant to Section 13(d) of the Act.
Item 4.  Purpose of Transaction.
Mr. Kinzler is President and CEO of the Company.  On March 26, 2018, Mr. Kinzler resigned as a trustee of the Trust and no longer has beneficial ownership of the shares of Common Stock held by the Trust.
Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.
Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a)  Mr. Kinzler may be deemed to beneficially own 549,000 shares of Common Stock, which includes (i) 3,000 shares of Common Stock owned by Mr. Kinzler's children, of which Mr. Kinzler disclaims beneficial ownership and (ii) currently exercisable options to acquire 225,000 shares of Common Stock.  The foregoing 549,000 shares of Common Stock represent approximately 6.5% of the Company's outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of February 8, 2018, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, plus Mr. Kinzler's currently exercisable options to acquire 225,000 shares of Common Stock).

(b)  See Items 7-10 on the Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  See Item 3 for information on transactions with respect to the Common Stock during the past sixty days or since the date on which Mr. Kinzler last filed an amendment to this Schedule 13D.

(d)  None, except for 3,000 shares of Common Stock owned by Mr. Kinzler's children disclosed in Item 5(a).

(e)  Not applicable for Mr. Kinzler.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 None.

Item 7.  Material to Be Filed as Exhibits.
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2018	By:	/s/ Alexander C. Kinzler
Name: Alexander C. Kinzler